January 17, 2006
Mr. Stephen G. Krikorian
Branch Chief — Accounting
Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549-0405

Re:	HealthStream, Inc. (the “Company”)
Form 10-K for the fiscal year ended December 31, 2004
Forms 10-Q for the quarters ended March 31, 2005, June 30, 2005 and
September 30, 2005
File Number: 000-27701
Dear Mr. Krikorian:
             In response to the staff’s comments contained in your letter dated December 30, 2005 (the “Comment Letter”), I submit this letter containing the Company’s response to the Comment Letter. The Company’s responses to the Comment Letter correspond to the numbered comments in the Comment Letter.
Comment 1 — Form 10-K for Fiscal Year Ended December 31, 2004 — General
1.	We note that the covers of your periodic reports reference Commission File Number 001-8833. According to our records, the Commission File Number assigned to your periodic reports is 000-27701. Please tell us the reason for your reference to File Number 001-8833.
RESPONSE: The Company has incorrectly reflected the Commission File Number on the covers of our periodic reports. In future filings, the Company will reflect the correct Commission File Number of 000-27701.
Comment 2 — Form 10-K for Fiscal Year Ended December 31, 2004 — Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources, pages 26 and 27
2.	Your discussion of net cash provided by operating activities repeats items that are readily apparent in the financial statements and may not significantly contribute to an investor’s understanding of your operating cash flows. Tell us what consideration you have given to expanding your narrative to address material changes in the underlying drivers (e.g. amount of cash receipts from customers, amount of cash payments to suppliers, etc.). Refer to Instruction 4 to Item 303 of Regulation S-K and Section IV.B.1 of SEC release 33-8350.

Mr. Stephen G. Krikorian
January 17, 2006

RESPONSE: We believe we have addressed the primary drivers of operating cash flows that have a significant impact on the net change of operating activities within our narrative, including the balance sheet, income statement and cash flow items that should be considered in assessing liquidity. Generally, cash received from customers does not differ materially from revenues, however, for the fiscal year ended December 31, 2004, we highlighted the most significant variance by highlighting the change in days sales outstanding (DSO). Our disclosure discusses the impact of collections from customers, as evidenced by changes in accounts receivable and DSO. We also note that we had no policy or procedural related issues that could impact cash receipts. We propose to enhance our disclosure in future filings to discuss in more detail the significant changes in operating activities.
Generally, cash payments do not differ materially from expenses, however, we highlighted the significant variances when appropriate. We highlighted the most significant change with respect to accrued liabilities and compensation related to the payment of employee bonuses associated with 2002 results in our Annual Report on Form 10-K for the year ended December 31, 2004. We also note that we had no policy or procedural related issues that could impact cash payments. In future filings, the Company will provide a more detailed discussion of the primary drivers of operating cash inflows and outflows and more fully integrate our year to year comparison in liquidity and capital resources.
Comment 3 — Form 10-K for Fiscal Year Ended December 31, 2004 — Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources, pages 26 and 27
3.	With regard to the increase in DSO from 50 to 72 days, tell what you mean by saying that the “increase was primarily due to the increase in accounts receivable associated with the timing of billings at the end of 2004.” Tell us about the timing of your revenue cycle, including when unbilled revenue is accrued, when customers are billed and what you believe your standard payment terms to be. Address the payment terms associated with your arrangements where you have unbilled accounts receivable and how your revenue recognition policy takes these arrangements into account. Your response should specifically identify the changes in the variables that led to the significant changes in DSO between 2004 and 2003.
RESPONSE: The statement refers to contracted billings that were invoiced in December 2004 related to contracts executed during December 2004. In December 2004, two courseware subscription contracts were consummated in which the customers were invoiced for the entire contract amount upon contract execution. Accordingly, the contract billings were reflected in Accounts Receivable and Deferred Revenue balances as of December 31, 2004, while the revenue was recognized ratably over the subscription period which started in 2005. The effect on the DSO calculation resulted in a higher number since there was an increase in the numerator (Accounts Receivable), but no corresponding increase in the denominator (average daily revenues for the year). The two billings in the aggregate represented approximately 13% of the Accounts Receivable balance at December 31, 2004. Our standard payment terms range from 30 to 60 days depending on negotiated terms with our customers.

Mr. Stephen G. Krikorian
January 17, 2006

With respect to the specific services that resulted in this situation, we note that our internet-based courseware subscriptions are delivered to customers throughout the subscription period. The duration of our subscription-based service agreements typically range from one to five years, with billing terms ranging from annually (at the beginning of the subscription period, as was the case discussed above), to quarterly or monthly. Our revenue recognition method recognizes revenue from subscription-based arrangements ratably using the straight-line method over the subscription period. We have disclosed our revenue recognition policy for subscription-based service arrangements within MD&A and in Footnote 1 of the Notes to Consolidated Financial Statements of our Annual Report on Form 10-K for the year ended December 31, 2004. Some agreements have tiered pricing arrangements with price increases in the later years of the agreement. The straight-line method has been utilized in such instances and results in an unbilled receivable during the early stage of the contract since the monthly billings are lower than the straight-line amount. For these transactions, a portion of our monthly revenues are accrued and recorded as unbilled receivables. During the later stage of the subscription period, the unbilled receivable balance is reduced as the monthly billings increase above the straight-line amount.
Comment 4 — Form 10-K for Fiscal Year Ended December 31, 2004 — Management’s Discussion and Analysis of Financial Condition and Results of Operations — Consolidated Statements of Operations, page 32
4.	We note that amortization of intangibles, content fees, feature enhancements, fixed royalties, prepaid compensation and depreciation expenses are presented separately from cost of revenues in your statements of operations. Please tell us the specific nature of these costs and describe your consideration of whether these costs and expenses could be considered to be directly associated with the products you sell and the services you render. Confirm that the gross margin as discussed in MD&A includes all cost of revenue.
RESPONSE: Amortization of intangible assets consists of customer lists for the year ended December 31, 2004. Amortization of content relates to content or courseware that we have had developed by third parties and capitalized. Amortization of feature enhancements relates to capitalized costs (generally paid to third parties) for the development and creation of new features that extend the functionality of our learning management platform products. Amortization of prepaid compensation relates to restricted stock issued in connection with an acquisition, for which the compensation expense has been recognized over the vesting period. Depreciation relates to capitalized property and equipment, furniture and fixtures, and leasehold improvements.
In determining the classification of depreciation and amortization in our financial statements, we have considered FASB Concept Statements No. 3 and No. 5, regarding expense recognition. Our policy for separate presentation from cost of revenues is based on the premise that if an expense does not specifically relate to the delivery of our services in the period revenue is recognized or the expense does not have a direct relationship to revenues, then the expense is not classified as a cost of revenues, but remains classified within

Mr. Stephen G. Krikorian
January 17, 2006

operating income. We believe amortization and depreciation expense represents a systematic and rational allocation of the consumption of assets, is not directly tied to the recognition of revenues, and is more appropriately reflected as a period expense. We have consistently applied and disclosed our policy for classification of these expenses within our financial statements, have presented the classification and the individual components directly on our statement of operations, and include all components within the determination of operating income. The gross margin discussed in our MD&A includes all cost of revenue consistent with our classifications.
With respect to amortization of definite lived intangibles, we have reflected amortization associated with intangibles that are not directly tied to specific products and services within amortization expense on our consolidated statement of operations. Definite lived intangibles are amortized on a straight-line basis over their estimated useful lives. Given that the amortization of our definite lived intangibles are not directly tied to specific products and services, we have reflected such expenses within amortization expense and not treated them as direct costs of revenues, rather as period expenses. During 2004, 2003, and 2002, amortization of intangible assets was approximately $0.3 million, $1.1 million, and $1.9 million, respectively.
With respect to amortization of content fees, feature enhancements, fixed royalties, and depreciation expenses, we have reflected the amortization and depreciation of the underlying assets separately on our consolidated statement of operations because the periodic expense related to these assets is not tied to specific products and services, rather is tied to our platform or delivery vehicle. We include expenses that are directly associated with products and services or are variable based on revenues within cost of revenues. To the extent that a direct correlation does not exist, such as amortization not tied to the recognition of revenues and items that have characteristics of period expense, we have classified those items as amortization expense. We depreciate and amortize these assets on a straight-line basis over their estimated useful lives. We have disclosed descriptions of the costs that are included within cost of revenues, and also disclosed that depreciation and amortization expenses are classified separately. During 2004, 2003, and 2002, amortization of content fees, feature enhancements, and fixed royalties was approximately $0.4 million, $0.5 million, and $0.8 million, respectively.
With respect to amortization of prepaid compensation, this expense is not related to the delivery of our products and services, and therefore we have classified it separately from cost of revenues and clearly disclosed its classification on the face of the statement of operations. During 2004, 2003, and 2002, amortization of prepaid compensation was $17,625, $70,500, and $70,500, respectively.
Overall, we believe separate disclosure of depreciation and amortization on the face of our statement of operations provides the reader of our financial statements a better understanding of our financial performance and also separately classifies expenses which are not tied directly to revenues.

Mr. Stephen G. Krikorian
January 17, 2006

Comment 5 — Form 10-K for Fiscal Year Ended December 31, 2004 — Notes to the Consolidated Financial Statements, Note 1 — Summary of Significant Accounting Policies, Recognition of Revenue, page 35
5.	With regard to your recognition of revenue from live event development services and content maintenance and development services based on “the percentage of completion method using labor hours or similar event milestones” we have the following comments:

a.	Describe in detail the key terms of each type of arrangement. Identify each of the elements to be delivered as part of each arrangement and the timing under which you provide services and customer payment terms are based.

b.	Clarify the accounting literature under which you are accounting for these service contracts under the percentage of completion method.

c.	Tell us about typical milestones included in the arrangements and what value is realized by the customer upon the achievement of each milestone. For example, for content maintenance and development services, if you build and manage a content database, do you build and manage concurrently or does the management service begin only after the content has been gathered? For live event development services, do customers receive the benefit of the development only when, and if, the live event takes place?

d.	With regard to your use of labor hours as an input measure, tell us how you determined that this input measure was a reasonable surrogate for output measures.

e.	Address any acceptance or termination provisions of your contract and whether the contractual terms are non-cancelable. Do these provisions allow for you to recover for the services you have provided?
RESPONSE: Based on the fact that these services represent a smaller portion of our total revenues, we grouped the two types of services into one sentence within our revenue recognition disclosure contained in the Form 10-K. To clarify that disclosure, our revenue recognition for live event development services is based on event (or performance) milestones consistent with the accounting for service contracts. Separately, our revenue for content maintenance and development services is based on the percentage of completion method using labor hours consistent with the accounting for software revenue recognition in accordance with EITF 00-3 and SOP 97-2 which reference contract accounting under SOP 81-1. We intend to clarify our revenue recognition disclosures for these two services in future filings.
We have categorized our responses to points 5a.) through 5e.) between live event development services and content maintenance and development services.
Live event development services
a.) Live events are live workshops or seminars for which HealthStream provides a variety of services, including program design, preparation of brochures and meeting materials, faculty coordination, accreditation, participant registration, and onsite event coordination and management, and, in some cases, medical education credit. Pricing for our services is fixed when the contract is signed. We recognize live event revenues based on the related performance milestones.

Mr. Stephen G. Krikorian
January 17, 2006

The first performance milestone aligns with the first deliverable, which reflects the results of program design, faculty coordination and accreditation services evidenced by production of a brochure to create awareness of the event. Our performance is evidenced by the fact that program content has been developed, all logistical arrangements have been made and the resulting brochure has been delivered to the customer. The second performance milestone is evidenced by completion of the registration process, in which participants have registered to attend the event. We manage the registration process for the customer. After the registration period is closed, meeting materials are printed and delivered to the event location. The final performance milestone coincides with the occurrence of the event, where HealthStream provides project management and onsite personnel to coordinate and manage the live event.
Payment terms vary depending on the arrangement with the customer. Some customers provide funding in advance of services being performed, while other customers are billed after all services have been performed. We typically request up-front funding for events that have significant costs. In those instances, we defer recognition of revenue until the appropriate performance milestones have been completed as described below.
b.) In establishing our revenue recognition policy for live event development, we considered the criteria in FASB Concept Statement No. 5, SAB 104, and EITF 00-21. We have evaluated live event development services for multiple elements and believe they do not meet the separation criteria in accordance with EITF 00-21. Therefore we treat the entire transaction as a single unit of accounting for revenue recognition purposes. Based on the nature of the services provided to our customers and the various performance milestones and deliverables, an output measure, we believe our revenue recognition method represents the proportional performance method. Performance milestones coincide with value and deliverables provided to the customer. Performance milestones include 1) program content development and logistical arrangements which are evidenced by brochure delivery, 2) event registration, and 3) onsite coordination and management of the event.
c.) Historically, many of the service components have been provided by separate providers. The value that we assess to each performance milestone is in alignment with relative market value based on comparison to the fees charged by individual service providers. Customers receive value associated with our event development and logistical arrangements which culminate with and are evidenced by the completion of the brochure. Event development includes producing a course outline, arranging speakers for the event, arranging facilities, and determining educational objectives and continuing education certification. In cases where the date is rescheduled, the accreditation, planning, identification of speakers, and all learning materials are delivered and may be used later by the customer. The second milestone is the registration process. We manage the registration process for our customers, including aggregation of attendees, preparation of an attendee list, coordination of travel, collection of registration fees and confirmation of the size and audience for the meeting. The final milestone occurs with the event, which completes the transaction. We provide onsite coordination and event management services and continuing education certification services

Mr. Stephen G. Krikorian
January 17, 2006

as part of delivery of the event. Evidence of the value associated with these final event based services include provision of event materials to participants, actual attendee lists and documentation of continuing education credits awarded.
Contracts for live events contain cancellation provisions, which allow us to bill the customer for work performed up to the cancellation. Events that are cancelled by the customer are, in many cases, rescheduled for a future date. Generally refunds are only provided when up front payments exceed the value delivered through the cancellation date. In such cases, the value provided to the customer associated with the planning and development of the event is evidenced by the draft materials, summaries of potential speakers, the course outline, related needs assessment, course objectives and draft presentation materials. These deliverables reflect the appropriate progress associated with design of the educational program and provide a roadmap for execution through the stage of completion.
d) As discussed above, performance milestones, rather than labor hours, are used to determine revenue recognition for our live event development services and those performance milestones align with the value received by the customer.
e.) As discussed above, contracts for our products and services include certain acceptance provisions and may be cancelled by the customer, subject to the termination provisions included in our contracts. However, our contracts provide protections for us in the event the customer cancels. Contracts state that all fees due and owed for work performed prior to the cancellation (generally determined based on work performed and reimbursement of expenses) are immediately due and payable in full. When customers cancel and do not reschedule work, we have the ability and intent to recover the related fees and expenses. We have not encountered significant collection difficulties when these circumstances have occurred.
Content maintenance and development services
a.) Content maintenance and development services consist of the conversion of existing content to a customized online course, customizing components of an existing online course, and in some cases, distribution via CD-ROM or hosting an online course on our website. The courses are typically interactive with a user’s specific responses in order to properly track continuing education requirements and further focus and enhance the learning experience. We recognize content development revenues based on labor hours, in accordance with the provisions of SOP 97-2 and SOP 81-1 regarding software revenue arrangements. Fees are fixed or determinable and contracts provide cancellation protection clauses to provide for billing of proportionate revenue and expense reimbursement in the event of cancellation. We require an initial deposit from the customer, typically 50%, with the remainder due upon delivery and acceptance by the customer. We defer recognition of revenue until the appropriate performance milestone has been completed as described below. Invoices are due within 30-45 days. Under these transactions we receive content from our client and then convert and customize such content into an interactive educational course. Courses typically provide continuing education credit. HealthStream does not maintain ownership of the content or the interactive educational courses. HealthStream may host the course on its website or the customer may replicate the course to CD-ROM. Our performance milestones are evidenced by the development of the script, provision of a beta version of the course, and final testing and final customer acceptance of the course.

Mr. Stephen G. Krikorian
January 17, 2006

b.) Our content maintenance and development services are analogous to those described in Example 2 of Appendix A of AICPA SOP 97-2, “Software Revenue Recognition” and due to the use of interactive code within the developed courseware, software is more than incidental to the delivery of the content maintenance and development services. Due to the fact that we provide content maintenance and development services on either a hosted or delivered CD-ROM basis, we have evaluated revenue recognition for these services in accordance with EITF Issue No. 00-3, “Application of AICPA Statement of Position 97-2 to Arrangements That Include the Right to Use Software Stored on Another Entity’s Hardware”. Since the customer has the right to receive the content and software developed and due to the software-reliant interactive nature of the content, these arrangements are within the scope of SOP 97-2, which addresses revenue recognition for custom software development and requires the application of contract accounting using either the percentage-of-completion method or the completed-contract method. SOP 97-2 references SOP 81-1 “Accounting for Performance of Construction/Production Contracts” for use in determining the appropriate method of revenue recognition to use under contract accounting. Based on this guidance we apply the percentage of completion method based on labor hours which correspond to the performance milestones and deliverables.
c.) Performance milestones for content maintenance and development services include 1) the development and approval of the script by the customer, 2) delivery of the beta version of the course, and 3) final delivery, testing, and acceptance of the course by the customer. The customer generally is provided with documentation throughout the service period to enlist their input or feedback with regard to story boards, video, voiceovers or other course materials. This practice is intended to maintain customer involvement in our services and also minimize potential acceptance issues. Any comments on the final course are remediated before the final acceptance is deemed to occur. The completion of each performance milestone coincides with the value, the efforts and deliverables provided to the client. Given the delivery method for these services (via a hosted course or CD-ROM) and the customization efforts involved in these content maintenance and development services contracts, EITF 00-3, SOP 97-2 and SOP 81-1 support the revenue recognition method utilized.
d.) For content development services, the development and approval of the script, which represents the largest portion of time and efforts, includes provision of the course outline, story boards and design details. Next, we provide the beta version of the course, which incorporates any revisions to the script and all final production details. Lastly, the final version of the course is provided for testing and final acceptance. Revenue recognition is allocated based on the percentage of completion basis under SOP 81-1.
e.) As discussed above, contracts for our products and services include acceptance provisions and may be cancelled by the customer, subject to the termination provisions included in our contracts. However, our contracts provide protections for us in the event the customer cancels. Contracts state that all fees due and owed for work performed prior to the cancellation (generally determined based on work performed and reimbursement of expenses) are immediately due and payable in full. When customers cancel and do not reschedule work, we have the ability and intent to recover the related fees and expenses. We have not encountered significant collection difficulties when these circumstances have occurred.

Mr. Stephen G. Krikorian
January 17, 2006

Comment 6 — Form 10-K for Fiscal Year Ended December 31, 2004 — Controls and Procedures, Evaluation of Controls and Procedures, page 47
6.	We note your statement that your chief executive officer and principal financial officer have concluded that your disclosure controls and procedures “effectively and timely provide them with material information relating to HealthStream required to be disclosed in the reports HealthStream files or submits under the Exchange Act.” Please clarify, if true, in your response and in future filings, that for the period covered by the report, your officers concluded that your disclosure controls and procedures are effective to ensure that the information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time period specified in the Commission’s rules and forms and to ensure that the information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to your management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.
RESPONSE: The Company confirms that as of the end of the period covered by its Annual Report on Form 10-K for the year ended December 31, 2004 and as of the end of the periods covered by its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005, our chief executive officer and principal financial officer reviewed and evaluated the effectiveness of the Company’s disclosure controls and procedures. Based on the results of this review and evaluation, the chief executive officer and principal financial officer concluded that the information required to be disclosed in the report was recorded, processed, summarized and reported within the time period specified in the Commission’s rules and forms and that the information required to be disclosed in the report was accumulated and communicated to the Company’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.
We will confirm the foregoing in future filings in accordance with the Commission’s rules and forms.
Comment 7 — Form 10-K for Fiscal Year Ended December 31, 2004 — Controls and Procedures, Evaluation of Controls and Procedures, page 47
7.	Please be advised that the above comment related to Controls and Procedures is also applicable for the above-referenced Forms 10-Q.
RESPONSE: Please see response to Comment 6.

Mr. Stephen G. Krikorian
January 17, 2006

Comment 8 — Form 10-Q for the Quarter Ended September 30, 2005, Note 3 — Acquisition, pages 6 and 7
8.	Provide us with a schedule that identifies the intangible assets acquired and their estimated useful life. Describe the assumptions used by management in determining the useful lives allocated to the various intangible assets acquired. Additionally, identify the reasons for assigning a large portion of the purchase price to goodwill. We may have further comment.
RESPONSE: We performed a review of Appendix A of SFAS 141 and the AICPA checklist of potential intangible assets and engaged an external valuation expert to assist in the evaluation of the allocation of purchase price across assets acquired. We considered and evaluated other possible intangible assets (including, but not limited to, trademarks, business forms or know how, assembled workforce and the content associated with Data Management & Research, Inc. (DMR) surveys), but given management’s judgment, knowledge of DMR’s operations and our plan for integration, each failed to meet contractual/legal and separability criteria for classification separate from goodwill. During the third quarter of 2005, our continuing evaluation resulted in an increase of $1.0 million in the value assigned to customer-related intangible assets (thereby reducing goodwill) as well as the extension of the life of the related definite lived intangible asset to eight years. Our valuation and allocation of purchase price is subject to further adjustments as we finalize our related estimates.
As of January 11, 2006, the estimated value of intangible assets associated with the acquisition of DMR include:

	Value	Useful
	Assigned	Life
Customer-related intangibles, including contract rights	$3,400,000	8 years
Non-competition agreement	250,000	3 years
Goodwill	7,010,706

Total intangible assets	$10,660,706

Our overall evaluation of the cost of the acquired entity and specifically intangible assets incorporated our knowledge of the business and our intent with regard to integration of the DMR business with our existing business. We determined the value of the specific tangible assets and liabilities first and then approached the residual value as potential intangible assets. We also focused on whether potential intangible assets met the contractual/legal and separability criterion. This evaluation resulted in the identification of the definite lived intangibles described above, with the excess of purchase price over the net tangible and definite lived intangible assets acquired being assigned to goodwill. Because customer contracts are relatively short periods and the services are generally project specific rather than long term service-based, a larger portion of the value associated with the business was allocated to goodwill rather than specific contracts or customer relationships.
Customer-related intangibles consist of the value associated with existing contractual arrangements associated with DMR as well as expected value to be derived from future contract renewals. DMR’s standard contract terms include an automatic renewal provision.

Mr. Stephen G. Krikorian
January 17, 2006

However, periodic changes in direct survey-related expenses generally result in communication of changes in pricing through contract addendums for each renewal period. In addition, the primary contact personnel associated with this business have in recent years been subject to significant turnover rates.
In valuing this intangible asset, we used an income approach methodology since the market and cost valuation approaches required information that was not readily available to the Company. Our valuation approach reflected distinct calculations for the existing contract rights, as well as the impact of future customer relationships associated with assumed contract renewals and the Company’s practice of allowing customers to terminate contracts prior to their expiration in certain circumstances.. We performed a discounted cash flow analysis. Our discount rate was determined using a cost of equity build up method, with key components including a risk free rate of return, an equity risk premium, a size premium and (only for the customer relationship component) a renewal risk premium. Our detailed assumptions also incorporated market conditions, the operational characteristics of the business, historical metrics including average contract term, renewal rates and customer decay rates.
Our estimation of the useful life of customer-related intangibles incorporated the current run-out of existing contracts, an estimate of two renewal periods for each contract on a specific identification basis, as well as the risk associated with renewals. Because these calculations extended out for more than 8 years from the acquisition date (2005 through 2012), we assigned an estimated useful life that corresponded to the related calculations.
The value associated with the non-compete agreement was determined based on management’s analysis and understanding of the likelihood the former DMR owner would compete against HealthStream. Although the former owner possesses a significant knowledge of the business environment and operations of DMR, based on discussions with the former owner, his expressed intent and his age, we believe he does not have intent to compete. Our valuation represents our estimate of the impact of losing business during the term of the non-compete, were it not in place. This estimate is specific to the business relationships for which this individual was the key contact.
Our estimation of the useful life associated with the non-compete agreement is based on the life of the agreement and the remaining non-competition period beyond the consulting agreement.

Mr. Stephen G. Krikorian
January 17, 2006

With respect to our response to your comments, we acknowledge that:
•	The company is responsible for the adequacy and accuracy of the disclosure in this filing;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to contact me at (615) 301-3178 if you have any questions or further comments. Thank you for your assistance with this matter.
Sincerely,
/s/ Arthur E. Newman
Chief Financial Officer

cc:	Robert A. Frist, Jr., Chief Executive Officer, HealthStream, Inc.
Susan A. Brownie, Senior Vice President of Finance and Human Resources, HealthStream, Inc.
J. Page Davidson, Bass, Berry & Sims PLC
Jon Billington, Ernst & Young LLP